Swisscom AG, Group Finance & Controlling, Alte Tiefenaustrasse 6, CH-3050 Bern
By EDGAR, “CORRESP” Designation
Ms. O. Nicole Holden, Staff Account
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Date	22 December 2006
Your contact	Peter Burkhalter, +41 31 342 74 51, + 41 79 659 75 90, peter.burkhalter1@swisscom.com
Subject	Swisscom AG Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2005 (File No. 1-14860)
Dear Ms. Holden:
We are in receipt of the letter from the Staff of the Securities and Exchange Commission, dated December 20, 2006, regarding our annual report on Form 20-F for the fiscal year ended December 31, 2005. As discussed with Adam F. McAnaney of Sullivan & Cromwell LLP, we will be unable to respond to your comments within the ten business days requested in the letter, due to the time and coordination required to collect and analyze the relevant information to respond to the comments in full. Accordingly, we currently anticipate that we will be in a position to submit a response to the Staff’s comments no later than January 19, 2007.
On behalf of Swisscom, we would like to thank you and your colleagues for granting this extension, and please do not hesitate to call Peter Burkhalter at + 41 31 342 74 51 or Adam F. McAnaney of Sullivan & Cromwell LLP at + 49 69 4272 5509 if you have any questions regarding the above.
Sincerely yours,
Swisscom AG

/s/ Mario Rossi	/s/ Peter Burkhalter

Mario Rossi	Peter Burkhalter
Chief Financial Officer	Head of Group Accounting & Reporting
cc:	Kyle Moffatt Larry Spirgel (Securities and Exchange Commission) Adam F. McAnaney (Sullivan & Cromwell LLP)

Swisscom AG Group Finance & Controlling Alte Tiefenaustrasse 6 CH-3050 Bern	Phone +41 31 342 74 51 Fax +41 31 342 94 43 Mobile +41 79 215 32 01 peter.burkhalter1@swisscom.com	Office address: Alte Tiefenaustrasse 6 CH-3048 Worblaufen